August 4, 2025

Eva Yuk Yin Siu
Chief Executive Officer
Neo-Concept International Group Holdings Ltd
10/F, Seaview Centre
No. 139-141 Hoi Bun Road
Kwun Tong, Kowloon , Hong Kong

       Re: Neo-Concept International Group Holdings Ltd
           Registration Statement on Form F-1
           Filed July 28, 2025
           File No. 333-288993
Dear Eva Yuk Yin Siu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing